July 19, 2010

By Overnight Delivery

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

RE:	Albemarle Corporation

Form 10-K for the year ended December 31, 2009

Form 10-Q for the period ended March 31, 2010

Definitive Proxy Statement on Schedule 14A filed March 9, 2010

File No. 001-12658

Dear Mr. Decker:

As Vice President, Chief Compliance Officer and Corporate Secretary of Albemarle Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its follow-up comment letter dated July 8, 2010 to our initial response letter to you dated July 1, 2010, in connection with your original comment letter to Mr. Mark C. Rohr, Chairman and Chief Executive Officer of the Company, dated June 10, 2010, (the “Commission Comment Letter”), which was received by the Company on June 18, 2010.

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Albemarle Corporation.

Certain portions of the Company’s response below are provided in disclosure type format as requested by the Staff. The bolded portions of this response represent illustrative presentations of supplemental disclosures to the current disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), which we will include in future filings to comply with the Staff’s request.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Note 17 – Pension Plans and Other Postretirement Benefits – page 72

Original Staff comment

8.	It appears from your table on page 76 that all of your level three pension assets are classified as “absolute return” investments. Please show us how you will revise your future filings to more clearly explain what these investments represent, the investment strategy associated with these investments, and how you have determined the fair value of these level three investments in the absence of unobservable inputs. Please refer to FASB ASC 715-20-50-1.

Initial Company Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will clearly explain what these investments represent, the investment strategy associated with these investments, and how we have determined the fair value of these level three investments in the absence of unobservable inputs in accordance with FASB ASC 715-20-50-1. Our pension plan investments are monitored monthly by our benefit plan investment committee, including review of individual investment manager performance, and it is in the context of these reviews that we obtain comfort with the reported year-end values. In future filings we will include supplemental language in Note 17 to provide further explanation on our absolute return investments, as follows:

“Our Absolute Return investments consist primarily of our investments in hedge fund of funds. These are holdings in private investment companies that are subject to annual US GAAP financial statement audits. In general, the investment objective of these funds is high risk-adjusted returns with an emphasis on preservation of capital. The investment strategies of each of the funds vary; however, the objective of our Absolute Return investments is complementary to the overall investment objective of our US pension plan assets.”

Securities and Exchange Commission

July 19, 2010

Second Staff Comment

1.	We note your response to comment eight from our letter dated June 10, 2010. Please provide us with an example of how you will revise your disclosures in future filings to more clearly explain how you have determined the fair value of your Absolute Return investments as of each reporting date. In particular, your disclosures should provide information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, if any, during the period.

Second Company Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will more clearly explain how we have determined the fair value of our Absolute Return investments as of each reporting date, including information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, it any, during the period. See below for revised illustrative supplemental language in Note 17 to provide such further explanation on our absolute return investments, substantially as follows:

“Our Absolute Return investments consist primarily of our investments in hedge fund of funds. These are holdings in private investment companies with fair values that are based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Investment managers or fund managers associated with these investments provide valuations of the investments on a monthly basis utilizing the net asset valuation approach for determining fair values. These valuations are reviewed by the Company for reasonableness based on applicable sector, benchmark and company performance to validate the appropriateness of the net asset values as a fair value measurement. Where available, audited financial statements are obtained and reviewed for the investments as support for the manager’s investment valuation. In general, the investment objective of these funds is high risk-adjusted returns with an emphasis on preservation of capital. The investment strategies of each of the funds vary; however, the objective of our Absolute Return investments is complementary to the overall investment objective of our US pension plan assets.”

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (225) 388-7097. Also, see below for additional address and contact information:

Albemarle Corporation

451 Florida Street

Baton Rouge, LA 70801

Phone – (225) 388-7276 (phone # for the executive assistant of Mark C. Rohr)

Fax – (225) 388-7810 (fax # for the executive assistant of Mark C. Rohr)

Securities and Exchange Commission

July 19, 2010

Sincerely,

Nicole C. Daniel

Vice President, Chief Compliance Officer and Corporate Secretary

cc:	Richard J. Diemer, Jr., Senior Vice President and CFO
William B. Allen, Jr., Vice President and Corporate Controller
John Owen Gwathmey, Esq.
David I. Meyers, Esq.